February 22, 2006

Via EDGAR and Courier

Mr. Hugh Fuller, Examiner Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-4561

Re:	QI Systems Inc. Registration Statement on Form S-4 File Number 333-130594

Dear Mr. Fuller,

            On behalf of our client, QI Systems Inc. (the “Registrant”), we enclose for your review a copy of the Registrant’s Amendment No. 2 to its Registration Statement on Form S-4 (the “Amendment No. 2”), marked to show revisions from the Amendment No. 1 (the “Amendment No. 1”), filed with the Securities and Exchange Commission (the “Commission”) on February 3, 2006. The Registrant filed Amendment No. 2 with the Commission today, February 22, 2006.

            The purpose for filing the Amendment No. 2 is to update the financial information appearing in the prospectus pursuant to Item 310(b) of Regulation S-B of the Securities Act of 1933, as amended. In addition to the updated financial information, the Registrant is seeking to register, in the Amendment No. 2, an additional 806,667 common shares, issued upon the exercise of warrants and options since the Registrant’s prior filing. The Registrant has also updated the beneficial ownership table to reflect changes in ownership since the prior filing.

            If you have any questions, or require any additional information or documents, please contact the undersigned (817/877-2809; sclemons@canteyhanger.com), or in my absence, Dean A. Tetirick (817/817-2883; dtetirick@canteyhanger.com).

Very truly yours, Cantey & Hanger, L.L.P. By: /s/ Stockton B. Clemons Stockton B. Clemons